Exhibit 11.2

CCH HOLDINGS LTD

INSIDER TRADING POLICY

As set forth in this insider trading policy (the “Policy”), CCH Holdings Ltd (the “Company”) has established rules for directors, officers, employees, designated consultants and contractors of the Company and its subsidiaries regarding trading in Company securities.

All directors, officers, employees, designated consultants and contractors of the Company and its subsidiaries are subject to, and must strictly adhere to, the rules as applicable to them as set forth in this Policy. All Insiders (as defined below) and Restricted Employees (as defined below) must periodically certify to their understanding of and intent to comply with this Policy. This policy will be reviewed annually by the Company’s board of directors. If you have any questions regarding this Policy, please contact the general counsel or a similarly situated executive of the Company (the “General Counsel”).

VIOLATIONS OF THE INSIDER TRADING LAWS CAN LEAD TO SIGNIFICANT FINES, IMPRISONMENT AND OTHER PENALTIES FOR THOSE INDIVIDUALS INVOLVED AND FOR THE COMPANY. FAILURE TO ADHERE STRICTLY TO THIS POLICY WILL RESULT IN SERIOUS CONSEQUENCES AND MAY RESULT IN TERMINATION OF YOUR EMPLOYMENT.

EXCEPTIONS TO THIS POLICY MAY BE MADE ONLY WITH THE WRITTEN APPROVAL, PRIOR TO EFFECTING A TRANSACTION, FROM THE General Counsel AND ONLY IF the General Counsel DETERMINES THAT THE PROPOSED TRANSACTION IS NOT IN VIOLATION OF APPLICABLE LAW OR REGULATION OR COMPANY POLICY. SUCH APPROVAL MAY CONTAIN RESTRICTIONS ON A TRANSACTION THAT ARE DEEMED NECESSARY OR APPROPRIATE BY the General Counsel.

USEFUL TERMS

Controlled Entity. “Controlled Entity” means any corporation or other entity controlled or managed by a person or any trust for which a person is the trustee or otherwise has the power to direct transactions in Company securities.

Company securities. As used in this Policy, the term “Company securities” includes:

●	Company ordinary shares;

●	put options;

●	call options;

●	units;

●	warrants;

●	any other derivatives of the Company’s ordinary shares (whether or not issued by the Company); and

●	debt securities issued by the Company.

Family Member. “Family Member” includes a person’s spouse, parents, children, siblings, and anyone who shares such person’s home (other than household employees).

Insiders. As used in this Policy, “Insiders” include directors, those officers of the Company who, if the Company were not a foreign private issuer, would be subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and certain other employees that may be designated as “insiders” from time to time by the General Counsel.

Material Nonpublic Information. “Material Nonpublic Information” is information concerning the Company that (a) is not generally known to the public and (b) if publicly known, would be likely to affect either the market price of the Company’s securities or a person’s decision to purchase, sell or hold the Company’s securities. For additional information, see “Types of Material Nonpublic Information.”

Restricted Employees. As used in this Policy, “Restricted Employees” include all assistants and secretaries of Insiders, and certain other employees, consultants and contractors that may be designated as “restricted” from time to time by the General Counsel. The treatment of any consultant or contractor as a Restricted Employee under this Policy shall not change such person’s status as a consultant or contractor.

Trading and transactions. References to “trading” and “transactions” include:

●	purchases and sales of Company securities in the public markets;

●	exercise of Company stock options and exercise of warrants;

●	sales of Company securities obtained through the exercise of stock options or the vesting of performance accelerated restricted stock units or performance share units, or otherwise;

●	making gifts of Company securities (including charitable donations);

●	hedging and other futures transactions involving the Company’s securities; and

●	using Company securities to secure a loan.

A.	GENERAL RULES

Rules applicable to all directors, officers, employees and designated consultants and contractors of the Company and its subsidiaries.

1.	Comply with laws and regulations. Directors, officers, employees and designated consultants and contractors of the Company and its subsidiaries shall comply with all laws and regulations applicable to the trading of securities generally.

2.	(a)	Trading prohibited if aware of Material Nonpublic Information. No director, officer, employee or designated consultant or contractor of the Company or its subsidiaries may trade Company securities at any time that he or she is aware of Material Nonpublic Information.

(b)	Exceptions. The only exceptions to the rule in paragraph 2(a) above are the following:

●	10b5-1(c) Trading Plans. The purchase or sale of Company securities at any time pursuant to a pre-approved Rule 10b5-1(c) trading plan (as described in Section D below).

●	Option Exercises. An exercise of an “in-the-money” stock option at any time upon payment of the exercise price therefor in cash even though a person may be aware of Material Nonpublic Information at the time of exercise. Each person should be aware, however, that any sale of Company ordinary shares as part of a broker-assisted cashless exercise of a stock option or any other market sale of the underlying ordinary shares for the purpose of generating cash needed to pay the exercise price of an option or the related taxes shall not be an exception from the rule in paragraph 2(a) above. The term “in-the-money” means that the trading price of the Company’s ordinary shares at the time of a transaction is greater than the exercise price of the stock option.

●	Warrant Exercises. An exercise of a warrant at any time upon payment of the exercise price therefor in cash even though a person may be aware of Material Nonpublic Information at the time of exercise. Each person should be aware, however, that any sale of Company ordinary shares as part of a broker-assisted cashless exercise or any other market sale of the underlying ordinary shares for the purpose of generating cash needed to pay the exercise price of a warrant or the related taxes shall not be an exception from the rule in paragraph 2(a) above.

3.	Tipping and unauthorized disclosure of Material Nonpublic Information prohibited. No director, officer, employee or designated consultant or contractor of the Company or its subsidiaries shall directly or indirectly (i) engage in any “tipping” of Material Nonpublic Information to anyone or (ii) communicate any Material Nonpublic Information to anyone outside the Company or otherwise, unless such communication is appropriate under the circumstances and has been properly authorized. Persons with whom a director, officer, employee or designated consultant or contractor has a history, pattern or practice of sharing confidences – such as Family Members, close friends and financial and personal counselors – may be presumed to act on the basis of information known to the director, officer, employee or designated consultant or contractor; therefore, special care should be taken so that Material Nonpublic Information is not disclosed to such persons.

4.	Trading in other companies’ securities prohibited if aware of Material Nonpublic Information. No director, officer, employee or designated consultant or contractor shall trade the securities of any other company if he or she possesses Material Nonpublic Information that he or she has obtained during the course of his or her employment or other relationship with the Company or its subsidiaries.

5.	Dissemination of Company information. No director, officer, employee or designated consultant or contractor of the Company or its subsidiaries shall make any information about the Company or its subsidiaries publicly available, including by posting information about the Company or its subsidiaries on any Internet message board or social media site, except to the extent specifically authorized to do so.

6.	Family Members and Controlled Entities. No director, officer, employee or designated consultant or contractor of the Company or its subsidiaries shall permit any member of his or her family to engage in any of the prohibited activities described in paragraphs 1 through 5 above. Furthermore, each Family Member of an Insider or Restricted Employee shall comply with the additional rules for Insiders and Restricted Employees set forth in Sections B and C below. In addition, no director, officer, employee or designated consultant or contractor of the Company or its subsidiaries shall permit or utilize any Controlled Entity to engage in any of the prohibited activities described in paragraphs 1 through 5 above. Controlled Entities, like Family Members, must comply with the additional rules for Insiders and Restricted Employees set forth in Sections B and C below.

7.	Responsibility for compliance. Each director, officer, employee and designated consultant or contractor of the Company or its subsidiaries is responsible for ensuring that he or she is in compliance with this Policy before engaging in any transaction involving Company securities.

8.	Additional rules for Insiders and Restricted Employees. Insiders and Restricted Employees should review the additional prohibitions and restrictions on transactions applicable to them in Sections B and C below.

B.	INSIDERS

Additional rules applicable to Insiders.

In addition to the restrictions generally applicable to all directors, officers, employees and designated consultants and contractors set forth in Section A above, the following additional rules apply to Insiders (as well as their Family Members and Controlled Entities):

1.	Trades must be cleared. Insiders shall not trade any Company securities, except after first consulting and pre-clearing each such transaction with the General Counsel. If the General Counsel is seeking such pre-clearance for himself or herself, such pre-clearance must be given by the chief executive officer of the Company (the “Chief Executive Officer”). All requests for pre-clearance must be submitted at least two business days in advance of the proposed transaction, unless otherwise approved by the General Counsel. If a transaction is approved under the pre-clearance policy, it must be executed within five (5) business days, but regardless may not be executed if the Insider acquires Material Nonpublic Information during that time. If a transaction is not completed within five (5) business days, the transaction must be approved again before it may be executed. If a proposed transaction is not approved, the Insider must refrain from initiating any transaction in Company securities and shall not inform anyone within or outside of the Company of the restriction.

2.	Blackout Period. Insiders shall not trade any Company securities during the period commencing seven (7) days prior to the end of each fiscal quarter of the Company and ending at the opening of the second full trading day after the broad public release of the Company’s financial results with respect to the preceding fiscal quarter (the “Blackout Period”). Notwithstanding the foregoing, an Insider may engage in transactions permitted under paragraph 2(b) of Section A above provided that the Insider first requests and obtains the pre-clearance of the General Counsel under the procedures described above in paragraph 1 of this Section B or complies with the provisions of Section D below, as applicable.

3.	Short sales and derivatives prohibited. Insiders shall not engage in short sales of Company securities, nor shall Insiders trade put options, call options or other derivatives of Company securities (other than on broad-based indices that include the Company’s securities).

4.	Hedging and monetization transactions prohibited. Because certain forms of hedging or monetization transactions, such as zero cost collars (which is a type of positive-carry collar that secures a return through the purchase of a cap and sale of a floor) and forward sale contracts (which is a private contract between a buyer and seller in which the buyer agrees to buy and the seller agrees to sell a specific quantity of a security at the price and date specified in the contract) involve the establishment of a short position in Company securities and limit or eliminate the ability to profit from an increase in the value of Company securities, Insiders are prohibited from engaging in any hedging or monetization transactions involving Company securities.

5.	Margin transactions prohibited; use of Company securities as collateral restricted. Except as described below, Insiders shall not purchase Company securities on margin, hold Company securities in a margin account, borrow against any account in which Company securities are held or otherwise pledge Company securities as collateral for a loan. An exception to the prohibition against pledges may be granted by the General Counsel where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any Insider who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the General Counsel at least two weeks prior to the execution of the documents evidencing the proposed pledge (unless otherwise approved by the Chief Executive Officer). In general, in connection with granting an exception to the prohibition against pledges, the General Counsel will require that such documents contain the specific agreement of the pledgee to only dispose of the shares pledged as collateral at such times and in such manner that would be permitted by the Insider entering into the pledge agreement, as if such Insider still owned the shares at the time of the disposition.

Notwithstanding the foregoing paragraph 5, any such arrangements already in existence as of the initial effective date of this Policy may continue, provided that the Insider has previously disclosed or promptly discloses the arrangement to the General Counsel.

C.	RESTRICTED EMPLOYEES

Additional rules applicable to Restricted Employees.

In addition to the restrictions generally applicable to all employees set forth in Section A above, the following additional rules shall apply to Restricted Employees (and their Family Members and Controlled Entities):

1.	Trades should be cleared. Restricted Employees are strongly encouraged to comply with the requirements set forth in paragraph 1 of Section B above. The General Counsel, where practicable, will notify the supervisor of any Restricted Employee who does not comply with paragraph 1 of Section B above of such Restricted Employee’s non-compliance.

2.	Blackout Period. Restricted Employees shall not trade any Company securities during a Blackout Period. Notwithstanding the foregoing, Restricted Employee may engage in transactions permitted under paragraph 2(b) of Section A above, provided that the Restricted Employee first requests and obtains the pre-clearance of the General Counsel under the procedures described above in paragraph 1 of Section B or complies with the provisions of Section D below, as applicable.

3.	Short sales and derivatives prohibited. Restricted Employees shall not engage in short sales of Company securities, nor shall Restricted Employees trade put options, call options or other derivatives of Company securities (other than on broad-based indices that include the Company’s securities).

D.	10b5-1 PLANS

Pre-planned trading programs pursuant to Rule 10b5-1(c).

Notwithstanding any other guidelines contained in this Policy, it will not be a violation of this Policy to trade Company securities under a pre-planned trading program adopted to trade securities in the future which is in compliance with Rule 10b5-1(c) of the 1934 Act, subject to the additional restrictions set forth below:

1.	Plans must be cleared. All trading programs (including any termination or amendment thereof) must be pre-cleared in advance, in writing, by the General Counsel. Any subsequent trades under the program will be considered “pre-cleared” for purposes of the restrictions on Insiders set forth in Section B above. As part of pre-clearing a trading program, you will be expected to certify to the Company that, at the time you enter into a trading program, you are not aware of Material Nonpublic Information. The Company may be aware of Material Nonpublic Information that you are unaware of that may make it imprudent for the General Counsel to pre-clear the trading program at the time of your request.

2.	Plan requirements. Prior to pre-clearing a trading program, the General Counsel may require that the program contain some or all of the following additional restrictions: (i) a delay between the adoption or implementation of a new or amended trading program and the first trade made under the plan; (ii) a minimum period before a trading program may be terminated or materially changed; (iii) public disclosure by the Company of the adoption of a trading program by Insiders; and (iv) clearance by the Company to terminate or materially amend a trading program.

3.	Plan timing and plan amendments. In addition to the restrictions set forth above, Insiders and Restricted Employees may not enter into a trading program during a Blackout Period, and are strongly discouraged from terminating or materially amending a trading program during a Blackout Period (i.e., during a Blackout Period, the General Counsel is unlikely to pre-clear a termination or amendment of a trading program, which pre-clearance is required above under paragraph 1 of this Section D).

4.	Additional trading restricted. If you have adopted a trading program, you generally will not be permitted to trade on the open market outside of the program.

E.	SECTION 16 OBLIGATIONS

In the event the Company ceases to be a foreign private issuer, each director and officer should understand that the pre-clearance of a trade or trading program in no way reduces or eliminates such person’s obligations under Section 16 of the 1934 Act, including such person’s disclosure obligations and short-swing trading liabilities thereunder. If any questions arise, such person should consult with his or her own legal counsel.

Types of Material Nonpublic Information

“Material Nonpublic Information” is information concerning the Company and its subsidiaries that (a) is not generally known to the public and (b) if publicly known, would be likely to affect either the market price of the Company’s securities or a person’s decision to purchase, sell, or hold the Company’s securities. Because this standard may be difficult to apply in everyday situations and is fact intensive, the following are examples of the types of information that the SEC has suggested may be material and/or that courts have found to be material in past cases, and which likely would constitute material inside information if not generally known to the public. This list is not all-inclusive and is only intended as a guide. Please keep in mind that both positive and negative information may be material.

●	Fundamental Corporate Changes – What is the Company doing?

○	Information about current, proposed or contemplated transactions, such as acquisitions, tender offers, mergers, spin-offs, joint ventures, restructurings or changes in assets;

○	Changes in directors, senior management or auditors;

○	Plans to change the scope or scale of the Company’s business;

○	Information about major contracts or significant relationships; or

○	Plans to engage in a new marketing strategy.

●	Financial Reporting – How is the Company doing?

○	Earnings, profits and losses;

○	Unpublished financial reports or projections;

○	Adjustments of reported earnings;

○	Purchases, sales and revaluations of company assets;

○	Gain or loss of a significant customer, collaborator or supplier;

○	Institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings;

○	The interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or any similar major event;

○	Changes in dividend policies or the declaration of a share split proposal; or

○	Contemplated issuance, redemption or repurchase of securities.

●	Management Integrity – How is the Company being managed?

○	Knowledge that management has engaged in self-dealing;

○	Knowledge that the Company has engaged in illegal activity;

○	Knowledge that the Company is under investigation; or

○	Knowledge that a governmental body is about to begin an action against the Company.

CCH HOLDINGS LTD

Insider Trading Policy

I, _____________________________, hereby certify that I have read and understand the above rules, and agree to adhere strictly to them. I further certify that I understand that failure to adhere to these rules will result in serious consequences and may result in termination of my employment with CCH Holdings Ltd and its subsidiaries.

Signature	Date